

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

<u>Via E-mail</u>
Benjamin Ward
Chief Executive Officer and President
Gold Party Payday, Inc.
2368 Lakeshore Road West
Oakville, Ontario, Canada

> **Re:** **Gold Party Payday, Inc.**
> **Form 8-K**
> **Filed May 20, 2014**
> **Amendment No. 1 to Form 8-K**
> **Filed June 12, 2014**
> **File No. 000-54915**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you have not treated the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status as you have not provided Item 5.06 information, and you have relied on Item 9.01(a)(4) of Form 8-K to provide the financial information required by Item 9.01 of Form 8-K, which is not available to companies that were shell companies prior to the transaction being reported. However, based on your Form 10-Q for the fiscal quarter ended March 31, 2014, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of March 31, 2014, you had nominal assets, and we note the disclosure on page 8 of such Form 10-Q that you have generated nominal revenues. Please provide us with your analysis as to why you did not treat the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: H. Grady Thrasher, IV, Thrasher Liss & Smith, LLC